January 22, 2020

R. Scott Dennis
Chief Executive Officer
Invesco Real Estate Income Trust Inc.
1555 Peachtree Street, N.E. Suite 1800
Atlanta, Georgia 30309

       Re: Invesco Real Estate Income Trust Inc.
           Draft Registration Statement on Form S-11
           Submitted December 31, 2019
           CIK No. 0001756761

Dear Mr. Dennis:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted December 31, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Prospectus Summary
What is the per share purchase price?, page 11

2. Please describe the factors considered in determining the Class N shares offering price.
       See Item 505 of Regulation S-K.
 R. Scott Dennis
FirstName LastNameR. Scott Dennis
Invesco Real Estate Income Trust Inc.
Comapany NameInvesco Real Estate Income Trust Inc.
January 22, 2020
January 22, 2020 Page 2
Page 2
FirstName LastName
Net Asset Value Calculation and Valuation Guidelines
Valuation of Property-Level and Entity-Level Debt, page 143

3. Please revise to disclose the methodology you will use to value your property-level debt and your entity-level debt after closing.
NAV and NAV per Share Calculation, page 145

4. We note your disclosure on page 93 that for purposes of your financial reporting in accordance with GAAP, you will accrue the aggregate stockholder servicing fees at the commencement of the offering. Please tell us and revise your disclosure to clarify whether or not unpaid maximum stockholder servicing fees are reflected in your Net Asset
         Value calculation.
Stock Ownership of Certain Beneficial Owners and Management, page 161

5. We note your disclosure on page 2 that you will terminate the Class N private offering prior to the commencement of this offering. Following the termination of the the private offering, please update the beneficial ownership table to reflect the purchases by Invesco
         Realty, Inc. and any other greater than 5% beneficial owners.
Share Repurchases, page 223

6. Please tell us if shareholders are obligated to pay any unpaid maximum stockholder servicing fees or receive a reduction in redemption value for any unpaid maximum stockholder servicing fees to the extent Class T, S or D shares are redeemed before the maximum stockholder servicing fees are paid.
7. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate
         Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc.
         (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
         2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017)
         please provide us with an analysis as to how your program is consistent with such relief.
         To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the
         Division's Office of Mergers and Acquisitions at 202-551-3440.
8. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division
 R. Scott Dennis
Invesco Real Estate Income Trust Inc.
January 22, 2020
Page 3
      of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
      October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Supplemental Sales Material, page 229

9. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.
Appendix A: Prior Performance Tables
Table III Operating Results of Prior Programs, page A-3

10. With respect to the operating results of IREF IV and IREF III, we note your disclosure that the source of cash distribution came from operations and sales of properties. For IREF
      IV, we note that you had negative operating cash flows and no cash flow from investing activities. For IREF III, we note that you had negative operating cash flows or that your cash distributions exceeded your positive operating cash flows and that you had no cash flow from investing activities. Please advise or revise to clarify these discrepancies.
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameR. Scott Dennis
                                                            Division of
Corporation Finance
Comapany NameInvesco Real Estate Income Trust Inc.
                                                            Office of Real
Estate & Construction
January 22, 2020 Page 3
cc:       Aaron C. Hendricson
FirstName LastName